UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Diego Pellicer Worldwide, Inc.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.000001 per share

__________________________________________________________________________________

(Title of Class of Securities)

25367R 203

________________________________________________________________________

(CUSIP Number)

Christopher D. Strachan

17772 136th Place SE

Monroe, Washington 98272

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2019

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 24367R 203
1. Names of Reporting Persons.
Strachan and Strachan Associates, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
3,649,500

8. Shared Voting Power
0

9. Sole Dispositive Power
3,649,500

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
3.2%
14. Type of Reporting Person
OO

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CUSIP No. 24367R 203
1. Names of Reporting Persons.
Christopher D. Strachan

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
3,649,500

8. Shared Voting Power
0

9. Sole Dispositive Power
3,649,500

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
3.2%
14. Type of Reporting Person
IN

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EXPLANATORY NOTE

This Schedule 13D is being filed jointly by (i) Christopher D. Strachan, the chief financial officer of Diego Pellicer Worldwide, Inc. (the “Issuer”) and (ii) as the founder and an equity holder of Strachan and Strachan Associates, LLC, a Wyoming limited liability company (“Strachan LLC”) and together with Mr. Strachan, the “Reporting Persons”).

Item 5. Interest in Securities of the Issuer.

(a)-(b) Beneficial ownership percentage is based upon 113,926,332 shares of Common Stock of the Issuer, issued and outstanding as of December 31, 2019, based on information received from the Issuer. Mr. Strachan is the co-founder and co-equity holder of Strachan LLC.

As of December 31, 2019, Mr. Strachan has a direct interest in 3,649,500 restricted shares of Common Stock that as reported in this Schedule 13D (the “Restricted Shares”), issued to him pursuant to his employment agreements. As of December 31, 2019, Mr. Strachan held an indirect interest in 3,649,500 shares of restricted Common Stock held by Strachan LLC.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Strachan may be deemed to beneficially own 3,649,500 Restricted Shares for an aggregate beneficial ownership percentage of approximately 3.2% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2019. Mr. Strachan disclaims beneficial ownership of the 3,649,500 shares of Common Stock held directly by Strachan LLC except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

As of December 31, 2019, for purposes of Reg. Section 240.13d-3, Strachan LLC may be deemed to beneficially own 3,649,500 Restricted Shares, for a beneficial ownership percentage of approximately 3.2% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2019. Strachan LLC disclaims beneficial ownership of any shares of Common Stock held directly by Mr. Strachan.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is being filed to report the beneficial ownership of shares of common stock, $0.00001 par value per share (the “Shares”), of Diego Pellicer Worldwide, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 6160 Plumas Street, Suite 100, Reno, Nevada 89519.

ITEM 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Christopher D. Strachan and Strachan and Strachan Associates, LLC, A Wyoming limited liability in which Mr. Strachan shares investment and voting control with his spouse.

(b)	The principal business address of Mr. Strachan and Strachan and Strachan Associates, LLC is 17772 136th Place SE, Monroe, Washington 98272.

(c)	Mr. Strachan’s principle occupation is chief financial officer and director of Diego Pellicer Worldwide, Inc.

(d)	Mr. Strachan, a citizen of the United States of America, has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Strachan has not been, during the past five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition of the Shares reported on this Schedule 13D were issued to him in the form of stock grants to Mr. Strachan pursuant to his Employment Agreements.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Strachan acquired the Shares reported herein for investment purposes pursuant to his Employment Agreements. Mr. Strachan transferred all of his Shares to Strachan and Strachan Associates, LLC, a Wyoming limited liability company in which he shares investment and voting control with his spouse. Other than as may have arisen in his capacity as a director and chief financial officer of the Issuer, Mr. Strachan has no plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 113,926,332 outstanding Shares as of December 31, 2019.

(c) The following table sets forth the only transaction with respect to Shares effected during the past sixty days byMr. Strachan and Strachan LLC. Such transaction was solely the result of issuing such shares pursuantto Mr. Strachan’s Employment Agreements.

Date of Transaction	Amount of Securities	Weighted Average Price per Share	Type
12/31/2019	2,090,284		Stock Grant pursuant to Employment Agreement

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Strachan transferred all of his Shares to Strachan and Strachan Associates, LLC, a Wyoming limited liability company on November 19,2019, in which Mr. Strachan shares investment and voting control with his spouse. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Strachan and Strachan LLC, including with any other person, with respect to the Shares, including but not limited to transfer or voting rights of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies. None of the Shares are subject to any pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Shares

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 15, 2020

STRACHAN AND STRACHAN ASSOCIATES, LLC
By:	/s/ Christopher D. Strachan
Name:	Christopher D. Strachan, Managing Member

CHRISTOPHER D. STRACHAN

/s/ Christopher D. Strachan

Christopher D. Strachan

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